UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2003

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2004

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary and Chief Privacy Officer

TO OUR SHAREHOLDERS

With each quarter in our 2004 fiscal year we are seeing steady progress towards our objectives of generating significant free cash flow and reducing debt. In our second quarter we once again saw a significant swing in free cash flow as a result of strong real estate performance and a disciplined use of capital. The Leisura partnerships are an example of our move towards a less capital-intensive business model. We are steadily strengthening our balance sheet as the company becomes increasingly focused on growth through the application of reputation and expertise rather than capital.

Operating Results (All dollar amounts are in US currency)

Total Company EBITDA was $52.0 million in the fiscal 2004 second quarter compared with $36.4 million in the same period last year. A higher profit contribution from real estate development, due to increased closings, and managerial services offset a somewhat lower contribution from resort operations. Income from continuing operations, before costs in connection with redeeming some of our senior notes, increased to $10.6 million or $0.22 per share from $3.4 million or $0.07 in the second quarter last year. After expensing the redemption costs on the notes, income from continuing operations was $0.2 million or $0.01 per share.

For the six months ended December 31, 2003, Total Company EBITDA increased 80% to $77.5 million from $43.0 million mainly due to closing 658 real estate units, about twice as many as last year. This increase in closings and the impact of Leisura resulted in a year-over-year positive swing in free cash flow of $204.9 million.

Further information on our operating results (including a reconciliation of Total Company EBITDA and other non-GAAP measures to the most comparable GAAP measures) is contained in Management’s Discussion and Analysis below.

Latest company developments

During the quarter we successfully refinanced a portion of our long-term debt through the redemption of all outstanding 9.75% senior notes and the sale of $350 million in 7.5% senior notes. In doing this we incurred early redemption costs of $12.1 million but were able to reduce the interest rate on our long-term debt by 2.25% for the remaining five-year term of the senior notes redeemed. We have secured this favorable rate to 2013.

By December 31, 2003, we had sold eight projects into the Leisura partnerships, with the sale of an additional two projects planned for early in 2004. Our partners in Leisura, Manulife and JPMorgan Fleming, are enthusiastic about the progress we have made with Leisura to date and we are currently planning the next round of Leisura projects.

Outlook

We have again demonstrated progress in the evolution of Intrawest towards a less capital-intensive model. Strong cash flow year over year reflects the impact of the Leisura partnerships and strong real estate closings. Beyond our goals of cash flow generation and debt reduction, we are on track to drive higher returns on capital and growth from recurring sources of income from management services. We are looking forward to providing you with further information on our progress towards these significant goals in the months ahead.

On behalf of the Board,

Joe S. Houssian	Daniel O. Jarvis
Chairman, President	Executive Vice President
and Chief Executive Officer	and Chief Financial Officer
FEBRUARY 9, 2004

MANAGEMENT’S DISCUSSIONS AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in our June 30, 2003 annual report. Additional information relating to our company, including our annual information form, is on SEDAR at www.sedar.com. The date of this interim MD&A is February 9, 2004.

THREE MONTHS ENDED DECEMBER 31, 2003 (THE “2003 QUARTER”)
COMPARED WITH THREE MONTHS ENDED DECEMBER 31, 2002 (THE “2002 QUARTER”)

OPERATING SUMMARY

Total revenue for the 2003 quarter was $398.1 million compared with $212.7 million for the 2002 quarter. Total Company EBITDA increased 43% from $36.4 million to $52.0 million. Income from continuing operations in the 2003 quarter, before the after-tax cost of expensing the call premium and unamortized costs on senior notes redeemed, was $10.6 million or $0.22 per share compared with $3.4 million or $0.07 per share in the 2002 quarter. After expensing the call premium and unamortized costs on senior notes redeemed, income from continuing operations in the 2003 quarter was $0.2 million or $0.01 per share.

Free cash flow was $54.5 million in the 2003 quarter compared with negative free cash flow of $23.0 million in the 2002 quarter*. This positive swing in free cash flow of $77.5 million was mainly due to higher real estate closings and lower capital requirements as a result of the Leisura partnerships.

REVIEW OF RESORT OPERATIONS

Resort operations revenue was $111.3 million in the 2003 quarter, up from $98.6 million in the 2002 quarter. Revenue from the mountain resorts increased from $90.2 million to $102.3 million while revenue from the warm-weather resorts increased from $8.4 million to $9.0 million.

     The $12.1 million increase in mountain resort revenue was due mainly to the inclusion of a full three months of revenue from Winter Park, which we took control of on December 24, 2002, and to the favorable impact on reported revenue of a stronger Canadian dollar (from an average rate of US$0.64 to Cdn$1.00 during the 2002 quarter to US$0.75 to Cdn$1.00 during the 2003 quarter). Excluding these two factors mountain resort revenue declined by $2.0 million in the 2003 quarter due mainly to a 2% decrease in skier visits on a same-resort basis. Skier visits at our eastern resorts decreased 16% due to warm weather through mid-December compared with excellent early season conditions last year. This decrease was somewhat offset by a 6% increase in skier visits at our western resorts where we saw strong growth at Whistler Blackcomb and Mammoth due to improved conditions compared with last year.

     Same-resort revenue per skier visit, adjusted for a constant Canadian dollar exchange rate, increased 1% in the 2003 quarter. Our eastern resorts saw a 14% increase in revenue per skier visit as guests came to the resorts and spent more on non-ski services such as retail and food and beverage. At our western resorts revenue per skier visit decreased 6% due to a relative shift in the mix of visitors from destination to regional and day visitors, who typically purchase lower yielding tickets and spend less on non-ticket services.

     The $0.6 million or 7% increase in revenue from the warm-weather resorts in the 2003 quarter was primarily due to a 5% increase in occupied room nights at Sandestin, which drove higher retail and food and beverage revenue.

     The breakdown of resort operations revenue by business was as follows:

	2003	2002	INCREASE
(MILLIONS)	QUARTER	QUARTER	(DECREASE)	CHANGE(%)

Mountain operations	$49.2	$41.9	$7.3	17
Retail and rental	23.6	21.5	2.1	10
Food and beverage	15.6	14.1	1.5	11
Owned lodging	4.4	4.6	(0.2)	(4)
Ski school	9.9	7.4	2.5	34
Golf	3.3	3.7	(0.4)	(11)
Other	5.3	5.4	(0.1)	(2)

	$111.3	$98.6	$12.7	13

*	For a reconciliation of free cash flow and other non-GAAP measures to the most comparable GAAP measures, see Additional Information below.

     The increases in mountain operations, retail, and food and beverage revenue were mainly due to Winter Park and the higher Canadian dollar. Ski school revenue increased because of these factors and also because of strong performance at Whistler Blackcomb and Mammoth. The decrease in golf revenue was due to an 8% decline in golf rounds in the 2003 quarter due to some challenging weather and the lingering impact of the slow U.S. economy.

     Resort operations expenses were $89.8 million in the 2003 quarter, up from $76.4 million in the 2002 quarter for the same reasons as the increase in revenue, i.e., the timing of taking over control of Winter Park and the higher Canadian dollar. Excluding these two factors resort operations expenses declined by $1.7 million due mainly to a slower ramp-up of labor at our eastern resorts in response to the later season start.

     The profit contribution from resort operations was $21.4 million in the 2003 quarter, down from $22.2 million in the 2002 quarter mainly due to the slow start to the season at our eastern resorts and the decline in golf rounds.

REVIEW OF MANAGEMENT SERVICES

Management services mainly comprise lodging management fees, golf course management fees, RezRez reservations and licensing fees, and real estate development and sales services fees.

     Management services revenue increased 65% from $14.7 million in the 2002 quarter to $24.4 million in the 2003 quarter. Fees from managed lodging increased by $3.7 million to $11.1 million due mainly to the new villages in Mammoth and Squaw Valley and a 5% increase in occupied room nights on a same-resort basis. Management fees from sources other than lodging increased by $6.0 million mainly due to development services fees from Leisura and higher commissions earned by Playground on sales for third-party developers.

     The profit contribution from management services was $3.5 million in the 2003 quarter, up from $0.6 million in the 2002 quarter. About half of the increase in profit contribution was due to improved results from RezRez, which we restructured at the end of last year.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from real estate development increased from $99.4 million in the 2002 quarter to $262.5 million in the 2003 quarter. Revenue for the 2003 quarter included $92.8 million for eight projects that were sold to Leisura. These sales proceeds comprise the fair market value of the land for the eight projects as well as accumulated project costs. Real estate development expenses of $244.1 million in the 2003 quarter also include $92.8 million for the projects sold to Leisura, comprising the cost of these projects and the land profit, which under Canadian generally accepted accounting principles (GAAP), must be deferred until the units complete construction and close. Excluding the sales to Leisura, revenue generated by the resort development group increased 76% from $91.8 million to $161.3 million while revenue generated by the resort club group increased 12% from $7.6 million to $8.4 million.

     The resort development group closed 341 units in the 2003 quarter compared with 243 units in the 2002 quarter. The average revenue per closed unit increased 25% for the quarter (22% excluding the impact of the higher Canadian dollar), mainly due to unit type and resort mix. In the 2003 quarter we closed the first units at two Storied Places properties at Whistler and Snowmass. These are very high-end fractional projects that are subdivided into tenth shares (Whistler) and eighth shares (Snowmass). Excluding these two Storied Places projects and using a constant exchange rate, the average revenue per unit increased 5% in the 2003 quarter.

     The profit contribution from real estate development increased from $11.8 million in the 2002 quarter to $18.4 million in the 2003 quarter due to the higher number of closings. Excluding the $92.8 million of sales to Leisura on which the profit was deferred, the margin on sales was 10.8% in the 2003 quarter, down from 11.9% in the 2002 quarter. The lower margin was due mainly to the impact of closings at the less mature resorts (e.g., Mountain Creek and Lake Las Vegas) where margins are typically lower than at the more mature resorts.

REVIEW OF CORPORATE OPERATIONS

Interest and other income increased from a loss of $0.2 million in the 2002 quarter to a gain of $0.7 million in the 2003 quarter due mainly to improved results on miscellaneous asset disposals.

     Interest expense was $12.3 million in the 2003 quarter, up slightly from $12.0 million in the 2002 quarter due mainly to interest on the Winter Park capital lease partially offset by reduced interest on our senior notes.

     Depreciation and amortization expense was $11.5 million in the 2003 quarter, up from $9.6 million in the 2002 quarter. The higher Canadian dollar increased reported depreciation of Canadian assets by $0.7 million and the balance of the increase was mainly due to accelerated depreciation of certain information technology assets and depreciation of Winter Park assets.

     Corporate general and administrative expenses increased from $4.1 million in the 2002 quarter to $5.4 million in the 2003 quarter. About half of the increase was due to the stronger Canadian dollar and the balance resulted mainly from higher compensation costs and increased corporate governance expenses.

     In the 2003 quarter we issued $350 million 7.5% senior notes and redeemed our $200 million 9.75% senior notes with the balance being used to pay down our senior credit facility. The call premium and unamortized costs on the senior notes redeemed of $12.1 million were expensed in the 2003 quarter. We will obtain the benefit of this refinancing through reduced interest costs in future years.

     Non-controlling interest, which relates to the 23% limited partner’s interest in Whistler Blackcomb, was $2.2 million in the 2003 quarter, down from $3.7 million in the 2002 quarter. The decrease was due mainly to lower real estate profits as a result of closing fewer units at Whistler Blackcomb in the 2003 quarter than the 2002 quarter.

SIX MONTHS ENDED DECEMBER 31, 2003 (THE “2003 PERIOD”)
COMPARED WITH SIX MONTHS ENDED DECEMBER 31, 2002 (THE “2002 PERIOD”)

OPERATING SUMMARY

Revenue and Total Company EBITDA for the 2003 period were $621.4 million and $77.5 million compared with $326.9 million and $43.0 million, respectively, for the 2002 period. Income from continuing operations for the 2003 period, before the after-tax cost of expensing the call premium and unamortized costs on senior notes redeemed, was $11.6 million or $0.24 per share compared with a loss from continuing operations of $7.6 million or $0.16 per share for the 2002 period. After expensing the call premium and unamortized costs on senior notes redeemed, income from continuing operations for the 2003 period was $1.2 million or $0.02 per share.

     Free cash flow was $50.5 million in the 2003 period compared with negative free cash flow of $154.4 million in the 2002 period. This positive swing in free cash flow of $204.9 million was mainly due to closing about twice as many real estate units and lower capital requirements as a result of the Leisura partnerships.

REVIEW OF RESORT OPERATIONS

Resort operations revenue increased from $147.6 million in the 2002 period to $165.6 million in the 2002 period. Revenue from the mountain resorts increased from $125.3 million to $142.4 million due to the timing of taking over control of Winter Park and to the impact on reported revenue of the higher Canadian dollar. On a same-resort, constant exchange rate basis, mountain resort revenue declined by $2.1 million due mainly to the slow season start at our eastern resorts as described above. Revenue from the warm-weather resorts increased from $22.3 million in the 2002 period to $23.3 million in the 2003 period due mainly to an 8% increase in occupied room nights at Sandestin.

     The profit contribution from resort operations increased from $23.9 million in the 2002 period to $24.9 million in the 2003 period due mainly to effective cost control during the first quarter.

REVIEW OF MANAGEMENT SERVICES

Management services revenue increased 49% from $32.8 million in the 2002 period to $48.8 million in the 2003 period. Lodging management fees increased by $5.9 million to $27.1 million. About half of the increase was due to fees from lodging at the new villages in Mammoth and Squaw Valley and the balance was due partly to the impact on reported revenue of the higher Canadian dollar and a 2% increase in occupied room nights on a same-resort basis. Management fees from sources other than lodging increased by $10.1 million mainly due to recording the first development services fees from Leisura and higher commissions earned by Playground on sales for third-party developers.

     The increase in revenues and improved results from RezRez increased the profit contribution from management services from $3.0 million in the 2002 period to $6.1 million in the 2003 period.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from real estate development increased from $146.4 million in the 2002 period to $407.0 million in the 2003 period. As discussed above, revenue for the 2003 period included $92.8 million for eight projects that were sold to Leisura. Excluding the sales to Leisura, revenue generated by the resort development group increased from $126.7 million to $293.4 million while revenue generated by the resort club group increased from $19.7 million to $20.8 million.

     The resort development group closed 658 units in the 2003 period compared with 330 units in the 2002 period. Since we pre-sell the majority of our real estate, the timing of unit closings is tied to a significant degree to construction completion and more projects completed construction in the 2003 period than the 2002 period. For the fiscal year we expect to close 1,200 to 1,250 units, approximately the same number of units as in fiscal 2003.

     The profit contribution from real estate development increased from $14.9 million in the 2002 period to $32.9 million in the 2003 period due to the higher number of closings. Excluding the $92.8 million of sales to Leisura on which the profit was deferred, the margin on sales was 10.5% in the 2003 period, up from 10.2% in the 2002 period.

REVIEW OF CORPORATE OPERATIONS

Interest and other income was $5.1 million in the 2003 period compared with $0.1 million in the 2002 period mainly due to collecting $2.4 million for fuel spill remediation costs expended in prior years at Mammoth and to higher interest and investment income. Other income in the 2002 period was reduced by a loss of $0.9 million on the sale of Whistler Blackcomb employee housing units.

     Interest expense was $22.2 million in the 2003 period, up from $21.0 million in the 2002 period mainly due to interest on the Winter Park capital lease partially offset by reduced interest on our senior notes.

     Depreciation and amortization expense increased from $18.3 million in the 2002 period to $21.6 million in the 2003 period. About 40% of the increase was due to the impact of the higher Canadian dollar on reported depreciation of Canadian assets and the balance was mainly due to accelerated depreciation of certain information technology assets and depreciation of Winter Park assets.

     Corporate general and administrative expenses increased from $7.6 million in the 2002 period to $9.5 million in the 2003 period. About 60% of the increase was due to the higher Canadian dollar and the balance was mainly due to higher compensation costs and increased legal, audit and corporate governance expenses.

LIQUIDITY AND CAPITAL RESOURCES

The progress that we saw in our move towards free cash flow in the first quarter of fiscal 2004 continued in the second quarter. We have now generated free cash flow of $50.5 million in fiscal 2004 compared with negative cash flow of $154.4 million in the first six months of last year. This positive swing of $204.9 million was due mainly to two factors — the significant increase in real estate closings and the impact of Leisura.

	SIX MONTHS ENDED DECEMBER 31

MILLIONS	2003	2002	CHANGE

Cash flow from real estate	$0.9	$(125.7)	$126.6
Impact of Leisura	95.3	—	95.3
Other factors	(45.7)	(28.7)	(17.0)

Free cash flow	$50.5	$(154.4)	$204.9

     The increase in proceeds from real estate closings (658 units this year versus 330 units last year) net of the increase in expenditures to develop properties generated incremental cash flow of $126.6 million in the first two quarters. This is expected to partially reverse in the third and fourth quarters as the distribution of closings was more heavily weighted towards the second half of fiscal 2003 than will be the case in fiscal 2004.

     The Leisura structure enabled us to increase cash flow by $95.3 million in the first two quarters. We sold eight projects to Leisura during this period and received cash proceeds net of our investment in Leisura of $70.5 million. This amount includes 75% of the fair market value of the land for the eight projects (the remaining 25% will be received when the units close) plus reimbursement of project costs that we paid before the sale date. Two more projects are expected to be sold to Leisura in the third quarter, for a total of 10 projects in the first year. In addition to the cash that we received from Leisura, our cash flow benefited from not having to spend $24.8 million of incremental costs on the eight projects since they were sold to Leisura.

     The negative cash flow of $45.7 million in the first six months of fiscal 2004 relating to factors other than real estate and Leisura includes $9.8 million for the call premium on the senior notes that were redeemed during the second quarter and $38.0 million for expenditures on ski and resort operations assets (“capex”). In total we expect to spend approximately $65 million on capex in fiscal 2004, a similar amount as in fiscal 2003.

     We expect to generate significant free cash flow in the final two quarters of fiscal 2004 as our resort operations and management services businesses move into their most profitable period and our real estate business continues to benefit from the impact of Leisura. As we complete construction and close units in the last major condo-hotel projects outside of the Leisura structure and Leisura undertakes spending on the most capital-intensive new projects, we will recover a significant portion of our investment in real estate. We plan to use the free cash flow that we generate in fiscal 2004 to reduce our debt, and this will improve our credit ratios and provide a solid foundation for future growth.

     During the second quarter we issued $350 million 7.50% senior notes (due 2013) and used the proceeds to redeem our $200 million 9.75% senior notes (due 2008) and to pay down our senior credit facility. This refinancing reduces our interest costs and extends the average maturity date of our debt. At December 31, 2003, we had availability of approximately $150 million under various lines of credit to cover our liquidity requirements.

ADDITIONAL INFORMATION

TOTAL COMPANY EBITDA

(in thousands of United States dollars)(unaudited)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2003	2002	2003	2002

Cash flow provided by (used in) continuing operating activities	$84,656	$(8,243)	$102,622	$(123,115)
Add (deduct):
Changes in non-cash operating assets and liabilities	(68,451)	25,963	(74,825)	138,109
Current income tax expense	381	1,468	528	(978)
Interest expense	12,257	12,033	22,151	21,037
Interest in real estate costs	14,035	5,907	23,036	8,891
Call premium and unamortized costs on senior notes redeemed	12,074	—	12,074	—

	54,952	37,128	85,586	43,944
Interest, other income and other, net of non-cash items	(2,981)	(688)	(8,110)	(994)

Total Company EBITDA	$51,971	$36,440	$77,476	$42,950

FREE CASH FLOW

(in thousands of United States dollars)(unaudited)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2003	2002	2003	2002

Cash flow provided by (used in) continuing operating activities	$84,656	$(8,243)	$102,622	$(123,115)
Expenditures on ski and resort operations assets	(22,620)	(14,726)	(38,013)	(31,289)
Investment in Leisura	(7,494)	—	(14,091)	—

Free cash flow	$54,542	$(22,969)	$50,518	$(154,404)

     The terms EBITDA and Free Cash Flow do not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and may not be comparable to similarly titled measures presented by other publicly traded companies. Reconciliations with respect to EBITDA and Free Cash Flow and the most comparable GAAP measures, as determined in accordance with Canadian GAAP, are presented in the tables above. These non-GAAP measures are referred to in this disclosure document because management believes they are indicative measures of a company’s performance and are generally used by investors to evaluate companies in the resort industry.

OUTSTANDING SHARE DATA

At February 9, 2004, Intrawest had outstanding 47,882,344 common shares and stock options exercisable for a total of 3,981,550 additional common shares.

Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, Intrawest’s ability to implement its business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Consolidated Statements
of Operations and Retained Earnings

(in thousands of United States dollars, except per share amounts)(unaudited)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2003	2002	2003	2002

RESORT OPERATIONS:
Revenue	$111,278	$98,574	$165,629	$147,632
Expenses	89,841	76,361	140,734	123,761

Resort operations contribution	21,437	22,213	24,895	23,871

MANAGEMENT SERVICES:
Revenue	24,355	14,718	48,839	32,837
Expenses	20,897	14,139	42,764	29,880

Management services contribution	3,458	579	6,075	2,957

REAL ESTATE DEVELOPMENT:
Revenue	262,503	99,362	406,979	146,414
Expenses	244,099	87,549	374,032	131,538

Real estate development contribution	18,404	11,813	32,947	14,876

Income before undernoted items	43,299	34,605	63,917	41,704
Interest and other income (expense)	657	(221)	5,110	85
Interest expense	(12,257)	(12,033)	(22,151)	(21,037)
Corporate general and administrative expenses	(5,363)	(4,072)	(9,477)	(7,645)
Depreciation and amortization	(11,480)	(9,646)	(21,563)	(18,279)
Call premium and unamortized costs on senior notes redeemed	(12,074)	—	(12,074)	—

Income (loss) before income taxes and non-controlling interest	2,782	8,633	3,762	(5,172)
Provision for income taxes	(381)	(1,468)	(528)	978
Non-controlling interest	(2,163)	(3,732)	(2,058)	(3,433)

Income (loss) from continuing operations	238	3,433	1,176	(7,627)
Results of discontinued operations	—	(653)	—	(578)

Income (loss) for the period	238	2,780	1,176	(8,205)
Retained earnings, beginning of period	265,578	224,530	264,640	235,515
Dividends	(2,836)	(2,430)	(2,836)	(2,430)

Retained earnings, end of period	$262,980	$224,880	$262,980	$224,880

Income (loss) per common share:
Basic	$0.01	$0.07	$0.02	$(0.16)
Diluted	$0.01	$0.07	$0.02	$(0.16)

Weighted average number of common shares outstanding (in thousands):
Basic	47,586	47,260	47,580	47,258
Diluted	47,841	47,678	47,787	47,719

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands of United States dollars)

	DECEMBER 31, 2003	JUNE 30, 2003

	(UNAUDITED)	(AUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$110,026	$126,832
Amounts receivable	114,596	126,725
Other assets	185,381	123,610
Resort properties	572,444	662,197
Future income taxes	8,464	10,619

	990,911	1,049,983
Ski and resort operations	958,077	918,727
Resort properties	392,667	405,100
Amounts receivable	75,667	76,842
Investment in Leisura	22,269	—
Other assets	59,389	65,070

	$2,498,980	$2,515,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Amounts payable	$207,979	$218,444
Deferred revenue	164,330	134,878
Bank and other indebtedness, current portion	148,468	287,176

	520,777	640,498
Bank and other indebtedness	1,061,375	973,743
Due to joint venture partners	3,083	5,388
Deferred revenue	54,445	43,609
Future income taxes	93,244	94,986
Non-controlling interest in subsidiaries	38,737	46,359

	1,771,661	1,804,583
SHAREHOLDERS’ EQUITY:
Capital stock (note 3)	461,983	460,742
Retained earnings	262,980	264,640
Foreign currency translation adjustment	2,356	(14,243)

	727,319	711,139

	$2,498,980	$2,515,722

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands of United States dollars)(unaudited)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2003	2002	2003	2002

CASH PROVIDED BY (USED IN):
OPERATIONS:
Income (loss) from continuing operations	$238	$3,433	$1,176	$(7,627)
Items not affecting cash:
Depreciation and amortization	11,480	9,646	21,563	18,279
Non-cash costs of senior notes redeemed	2,324	—	2,324	—
Loss on asset disposals	—	909	676	909
Non-controlling interest	2,163	3,732	2,058	3,433

Funds from continuing operations	16,205	17,720	27,797	14,994
Recovery of costs through real estate sales	244,099	87,549	374,032	131,538
Acquisition and development of properties held for sale	(170,752)	(152,433)	(275,485)	(290,672)
Decrease (increase) in long-term amounts receivable, net	(1,141)	4,916	1,175	(4,285)
Changes in non-cash operating working capital (note 6)	(3,755)	34,005	(24,897)	25,310

Cash provided by (used in) continuing operating activities	84,656	(8,243)	102,622	(123,115)
Cash provided by discontinued operations	—	100	—	140

	84,656	(8,143)	102,622	(122,975)
FINANCING:
Bank and other borrowings, net	(16,040)	93,379	(58,960)	191,641
Issue of common shares for cash	539	393	1,241	521
Redemption and repurchase of non-resort preferred shares	—	(6,697)	—	(6,697)
Dividends paid	(2,836)	(2,430)	(2,836)	(2,430)
Distributions to non-controlling interests	(9,386)	(1,476)	(11,186)	(2,896)

	(27,723)	83,169	(71,741)	180,139
INVESTMENTS:
Expenditures on:
Ski and resort operations assets	(22,620)	(14,726)	(38,013)	(31,289)
Investment in Leisura	(7,494)	—	(14,091)	—
Other assets	(6,041)	(4,837)	(9,805)	(5,319)
Business acquisitions, net of cash acquired	—	(561)	—	(561)
Proceeds from asset disposals	—	13,168	14,222	34,491

	(36,155)	(6,956)	(47,687)	(2,678)

Increase (decrease) in cash and cash equivalents	20,778	68,070	(16,806)	54,486
Cash and cash equivalents, beginning of period	89,248	63,105	126,832	76,689

Cash and cash equivalents, end of period	$110,026	$131,175	$110,026	$131,175

(Supplemental Information (note 6))
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(in thousands of United States dollars, unless otherwise indicated)

1	BASIS OF PRESENTATION:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2003. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.

     The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company’s consolidated financial statements for the year ended June 30, 2003.

2	SEASONALITY OF OPERATIONS:

Ski and resort operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company’s ski and resort operations revenue is generated during the period from November to April. Furthermore, during this period a significant portion of ski and resort operations revenue is generated on certain holidays (particularly Christmas, Presidents’ Day and school spring breaks) and on weekends.

     The Company’s real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.

3	CAPITAL STOCK:

	DECEMBER 31, 2003	JUNE 30, 2003

	(UNAUDITED)	(AUDITED)
Common shares	$459,322	$458,081
Contributed surplus	2,661	2,661

	$461,983	$460,742

(i)	COMMON SHARES:

	NUMBER OF	2003
	COMMON SHARES	AMOUNT

	(UNAUDITED)	(UNAUDITED)
Balance, June 30, 2003	47,560,062	$458,081
Issued for cash under stock option plan	28,000	250
Amortization of benefit plan, net	—	991

Balance, December 31, 2003	47,588,062	$459,322

In addition to the stock options exercised during the six months ended December 31, 2003, 364,000 stock options were granted and 156,250 were forfeited. A total of 3,983,650 stock options remain outstanding as at December 31, 2003.

(ii)	STOCK COMPENSATION:

Section 3870 of The Canadian Institute of Chartered Accountants Accounting Handbook (“CICA 3870”) requires a fair value-based method of accounting for certain, but not all, stock-based transactions although it allows an entity to continue to measure stock-based compensation costs using the intrinsic value-based method of accounting. Accordingly, no compensation expense has been recognized for the periods presented. Had compensation expense for stock options granted subsequent to June 30, 2001 been determined by a fair value method using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would be used for options granted in the current period:

Dividend yield (%)	0.9
Risk-free interest rate (%)	3.38
Expected option life (years)	7
Expected volatility (%)	35

Using the above assumptions, the Company’s net income for the six months ended December 31, 2003 would have been decreased to the pro forma amount indicated below:

Income as reported	$1,176
Estimated fair value of option grants	(1,290)

Pro forma	$(114)

PROFORMA INCOME PER SHARE:
Basic and fully diluted	$0.00

The estimated fair value of option grants excludes the effect of those granted before July 1, 2001.

4	EARNINGS PER SHARE:

Basic earnings per common share (“EPS”) is calculated by dividing net income attributable to common shareholders (“numerator”) by the weighted average number of common shares outstanding (“denominator”). Fully diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

     The numerator for basic and fully diluted EPS was the same for all periods presented. The reconciliation of the denominators used is as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	DECEMBER 31		DECEMBER 31

	2003	2002	2003	2002

DENOMINATOR (IN THOUSANDS OF SHARES):
Weighted average number of common shares outstanding — basic	47,586	47,260	47,580	47,258
Effect of dilutive options	109	126	61	169
Effect of shares purchased for benefit plan	146	292	146	292

Weighted average number of common shares outstanding — diluted	47,841	47,678	47,787	47,719

The computation of fully diluted EPS for the six months ended December 31, 2003 and 2002 excludes the effect of the assumed exercise of options to purchase 3,451,300 and 3,065,300 common shares, respectively, because the effect would be anti-dilutive.

5	SEGMENTED INFORMATION:

The following table presents the Company’s results from continuing operations by reportable segment:

THREE MONTHS ENDED	MOUNTAIN	REAL	WARM-
DECEMBER 31, 2003 (UNAUDITED)	RESORT	ESTATE	WEATHER	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort operations	$102,261	$—	$9,017	$—	$111,278
Management services	12,130	10,035	2,190	—	24,355
Real estate development	—	262,503	—	—	262,503
Corporate and all other	—	—	—	657	657

	$114,391	$272,538	$11,207	$657	$398,793

SEGMENT OPERATING PROFIT:
Resort operations	$23,412	$—	$(1,975)	$—	$21,437
Management services	213	2,805	440	—	3,458
Real estate development	—	18,404	—	—	18,404
Corporate and all other	—	—	—	657	657

	$23,625	$21,209	$(1,535)	$657	43,956

LESS:
Interest expense					(12,257)
Corporate general and administrative expenses					(5,363)
Depreciation and amortization					(11,480)
Call premium and unamortized costs on bonds redeemed					(12,074)

Income before income taxes and non-controlling interest					$2,782

SIX MONTHS ENDED	MOUNTAIN	REAL	WARM-
DECEMBER 31, 2003 (UNAUDITED)	RESORT	ESTATE	WEATHER	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort operations	$142,370	$—	$23,259	$—	$165,629
Management services	24,844	15,249	8,746	—	48,839
Real estate development	—	406,979	—	—	406,979
Corporate and all other	—	—	—	5,110	5,110

	$167,214	$422,228	$32,005	$5,110	$626,557

SEGMENT OPERATING PROFIT:
Resort operations	$26,632	$—	$(1,737)	$—	$24,895
Management services	(4,113)	5,857	4,331	—	6,075
Real estate development	—	32,947	—	—	32,947
Corporate and all other	—	—	—	5,110	5,110

	$22,519	$38,804	$2,594	$5,110	69,027

LESS:
Interest expense					(22,151)
Corporate general and administrative expenses					(9,477)
Depreciation and amortization					(21,563)
Call premium and unamortized costs on bonds redeemed					(12,074)

Income before income taxes and non-controlling interest					$3,762

THREE MONTHS ENDED	MOUNTAIN	REAL	WARM-
DECEMBER 31, 2002 (UNAUDITED)	RESORT	ESTATE	WEATHER	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort operations	$90,159	$—	$8,415	$—	$98,574
Management services	8,347	4,089	2,282	—	14,718
Real estate development	—	99,362	—	—	99,362
Corporate and all other	—	—	—	(221)	(221)

	$98,506	$103,451	$10,697	$(221)	$212,433

SEGMENT OPERATING PROFIT:
Resort operations	$22,855	$—	$(642)	$—	$22,213
Management services	(1,844)	2,103	320	—	579
Real estate development	—	11,813	—	—	11,813
Corporate and all other	—	—	—	(221)	(221)

	$21,011	$13,916	$(322)	$(221)	34,384

LESS:
Interest expense					(12,033)
Corporate general and administrative expenses					(4,072)
Depreciation and amortization					(9,646)

Income before income taxes, non-controlling interest and discontinued operations					$8,633

SIX MONTHS ENDED	MOUNTAIN	REAL	WARM-
DECEMBER 31, 2002 (UNAUDITED)	RESORT	ESTATE	WEATHER	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort operations	$125,295	$—	$22,337	$—	$147,632
Management services	18,662	5,622	8,553	—	32,837
Real estate development	—	146,414	—	—	146,414
Corporate and all other	—	—	—	85	85

	$143,957	$152,036	$30,890	$85	$326,968

SEGMENT OPERATING PROFIT:
Resort operations	$23,969	$—	$(98)	$—	$23,871
Management services	(3,949)	2,928	3,978	—	2,957
Real estate development	—	14,876	—	—	14,876
Corporate and all other	—	—	—	85	85

	$20,020	$17,804	$3,880	$85	41,789

LESS:
Interest expense					(21,037)
Corporate general and administrative expenses					(7,645)
Depreciation and amortization					(18,279)

Loss before income taxes, non-controlling interest and discontinued operations					$(5,172)

6	CASH FLOW INFORMATION:

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31

	2003	2002	2003	2002

CASH PROVIDED BY (USED IN):
Amounts receivable	$7,352	$(9,431)	$12,129	$38,811
Other assets	(43,796)	(37,810)	(56,608)	(68,874)
Amounts payable	9,133	10,795	(10,465)	(12,261)
Due to joint venture partners	(1,378)	(435)	(2,305)	(2,493)
Deferred revenue	24,934	70,886	32,352	70,127

	$(3,755)	$34,005	$(24,897)	$25,310

SUPPLEMENTAL INFORMATION:
Interest paid included in the determination of net income (loss)	$26,291	$18,340	$45,187	$29,995
Income, franchise and withholding taxes paid	2,068	1,720	3,107	4,498
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Notes receivable on investment in Leisura	1,467	—	8,178	-
Bank and other indebtedness incurred on acquisition	—	38,611	—	38,611

7	RELATED PARTY TRANSACTIONS:

In fiscal 2003, the Company entered into two partnerships (one in Canada and one in the U.S., collectively referred to as “Leisura”) for the purpose of developing certain real estate projects at various resorts. Under the terms of the partnership agreements, the Company will sell projects to Leisura that have reached a set pre-sale target and provide development management and marketing services on a fee basis for those projects. The Company is a minority partner and accounts for its investment in Leisura on an equity basis.

     During the six months ended December 31, 2003, the Company closed the sale of eight projects to the Leisura partnerships. Under Canadian GAAP, the profit on these sales is deferred until construction of the project is completed and the units are closed to the end purchasers. The real estate development contribution for the six months ended December 31, 2003 includes sales of $92,756,000 and cost of sales of the same amount comprising the book value of these properties and a deferred gain on sale of $12,524,000. Consideration for the sales consisted of cash, the assumption of certain project related working capital accounts and notes receivable. At December 31, 2003, notes receivable of $8,178,000 and working capital loans of $2,099,000 are due from Leisura.

     Development management fees earned during the six months ended December 31, 2003 total $4,536,000 and have been included in management services revenues.